UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

TARGANTA THERAPEUTICS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

87612C100

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876 12C100

1.	Names of Reporting Persons Skyline Venture Partners Qualified Purchaser Fund IV, L.P. – IRS # 20-2654908

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

1.	Names of Reporting Persons Skyline Venture Management IV, LLC – IRS # 20-2655079

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

1.	Names of Reporting Persons Skyline Venture Partners III, L.P. – IRS # 77-0576710

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

1.	Names of Reporting Persons Skyline Venture Partners Qualified Purchaser Fund III, L.P. – IRS # 77-0576719

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

1.	Names of Reporting Persons Skyline Venture Management III, LLC – IRS # 77-0576712

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

1.	Names of Reporting Persons John G. Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

1.	Names of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,307,973 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,307,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.96% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13G is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,699,311 shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., (ii) 505,998 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; (iii) 12,599 shares held by Skyline Venture Partners III, L.P.; (iv) a fully-exercisable warrant to purchase 503 shares of common stock owned by Skyline Venture Partners III, L.P.; (v) a fully-exercisable warrant to purchase 20,235 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P.; and (vi) a fully-exercisable warrant to purchase 69,327 shares of common stock owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management IV is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P.  Skyline Venture Management III, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P and Skyline Venture Partners III, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management IV, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of November 15, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 15, 2007, plus 503 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners III, L.P., 20,235 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 69,327 shares of common stock issuable under a fully-exercisable warrant owned by Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

CUSIP No. 876 12C100

Introductory Note: This Statement on Schedule 13G is filed on behalf of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., a limited partnership organized under the laws of the State of Delaware (“Venture Partners Fund IV”), Skyline Venture Management IV, LLC, a limited liability company organized under the laws of the State of Delaware (“Venture Management IV”), Skyline Venture Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“Venture Partners Fund III”), Skyline Venture Partners Qualified Purchaser Fund III, L.P., a limited partnership organized under the laws of the State of Delaware (“Venture Partners QP Fund III”), Skyline Venture Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“Venture Management III”), John G. Freund (“Freund”) and Yasunori Kaneko  (“Kaneko”, and collectively with Venture Partners Fund IV, Venture Management IV, Venture Partners Fund III, Venture Partners QP Fund III, Venture Management III and Freund, the “Skyline Entities”) in respect of shares of Common Stock of Targanta Therapeutics Corporation

Item 1.
	(a)	Name of Issuer Targanta Therapeutics Corporation
	(b)	Address of Issuer’s Principal Executive Offices 222 Third Street, Suite 2300 Cambridge, Massachusetts 02142-1122

Item 2.
(a)

Name of Person Filing
Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

Skyline Venture Management IV, LLC

Skyline Venture Partners III, L.P.

Skyline Venture Partners Qualified Purchaser Fund III, L.P.

Skyline Venture Management III, LLC

John G. Freund

Yasunori Kaneko

	(b)	Address of Principal Business Office or, if none, Residence 525 University Avenue Palo Alto, CA 94301
(c)

Citizenship
Each of  Venture Partners Fund IV, Venture Partners Fund III and Venture Partners QP Fund III are limited partnerships organized in the State of Delaware.  Venture Management IV and Venture Management III are limited liability companies organized in the State of Delaware.  Each of John Freund and Yasunori Kaneko are individuals residing in California.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 876 12C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 876 12C100

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Skyline Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Skyline Venture Partners Qualified Purchaser Fund IV, L.P.	1,768,638	0	2,307,973	0	2,307,973	2,307,973	10.96%
Skyline Venture Management IV, LLC	0	0	2,307,973	0	2,307,973	2,307,973	10.96%
Skyline Venture Partners III, L.P.	13,102	0	2,307,973	0	2,307,973	2,307,973	10.96%
Skyline Venture Partners Qualified Purchaser Fund III, L.P.	526,233	0	2,307,973	0	2,307,973	2,307,973	10.96%
Skyline Venture Management III, LLC	0	0	2,307,973	0	2,307,973	2,307,973	10.96%
John G. Freund	0	0	2,307,973	0	2,307,973	2,307,973	10.96%
Yasunori Kaneko	0	0	2,307,973	0	2,307,973	2,307,973	10.96%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 876 12C100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008	Skyline Venture Partners qualified
purchaser fund iv, l.p.

	BY:	Skyline Venture management iv, LLC
	ITS:	General Partner

	By:	/s/ John G. Freund
John G. Freund
Managing Director

February 13, 2008	Skyline venture management iv, LLC

	By:	/s/ John G. Freund
John G. Freund
Managing Director

February 13, 2008	Skyline Venture Partners III, L.P.

	BY:	Skyline Venture Management III, LLC
	ITS:	General Partner

	By:	/s/ John G. Freund
John G. Freund
Managing Director

February 13, 2008	Skyline Venture Partners Qualified
Purchaser Fund III, L.P.

	BY:	Skyline Venture Management III, LLC
	ITS:	General Partner

	By:	/s/ John G. Freund
John G. Freund
Managing Director

February 13, 2008	Skyline Venture Management III, LLC

	By:	/s/ John G. Freund
John G. Freund
Managing Member

February 13, 2008	By:	/s/ John G. Freund
John G. Freund

February 13, 2008	By:	/s/ Yasunori Kaneko
Yasunori Kaneko

CUSIP No. 876 12C100

EXHIBIT INDEX

Exhibit No.

99.1

Agreement pursuant to 13d-1(k)(1) among Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Management IV, LLC, Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko.